Exhibit 17.1

Robert M. King

November 4, 2008

Mr. Peter Rosenthal

Chairman of the Board

Sonoran Energy, Inc.

14180 Dallas Parkway

Suite 400

Dallas, Texas  75254

RE:  Board of Directors

Dear Peter,

Please accept this letter as official notice of my resignation from the Sonoran Energy board of directors, effective immediately.

I have recently taken an executive director position with a very worthwhile, but struggling nonprofit agency in Houston.  I believe it merits my full and complete attention and would not permit me to put in the effort that board membership - and particularly chairmanship of the audit committee - dictates.

Additionally, given the large changes in ownership structure in recent months, I believe it is appropriate for the largest shareholders to serve directly or indirectly on Sonoran’s board.  I hope by clearing a space on the board, it will be easier and simpler to arrange for those large shareholders to join and become active participants in the governance decisions at Sonoran.

I have enjoyed working with my board colleagues and with the staff at Sonoran, and I wish you great success in the future.

Sincerely,

                                                                       /s/ Robert M. King

13515 Myrtlea Lane     Houston, TX  77079

(713) 932-6240